FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2006

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s press announcement, dated March 31, 2006, announcing that Sir Nigel Rudd will join the Sappi Limited Board of Directors, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

31 March 2006

Sir Nigel Rudd joins Sappi Limited Board

Sappi Limited, the global pulp and paper group, today announced that Sir Nigel Rudd will join the Sappi Limited Board with effect from 03 April 2006 as a non-executive director.

Sir Nigel Rudd (59), one of the United Kingdom's most respected businessmen, has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc in 1982 and the company went on to become one of the largest industrial holding companies in the United Kingdom. He is chairman of Boots plc and Pendragon plc and deputy chairman of Barclays plc. He is currently chairman of Pilkington plc, but will step down from that position later this year once the transaction with Nippon Sheet Glass has been completed.

Sappi chairman Eugene van As said today that "We are delighted that Nigel Rudd is able to join the Sappi board. He brings a wealth of experience in running diverse businesses and has a great deal of manufacturing and international experience."

END

NOTE TO EDITORS:

Additional information on Sir Nigel Rudd, DL:

He is a Fellow of the Institute of Chartered Accountants

He founded Williams plc in 1982, one of the largest industrial holding companies in the United Kingdom at the time of its de-merger in November 2000, creating Chubb plc and Kidde plc. He became the non-executive chairman of Kidde plc until December 2003. He is deputy chairman of Barclays plc and chairman of their remuneration committee.

He also holds a number of other public appointments including chairman of the CBI Boardroom Issues Group.

He was knighted by the Queen for services to the manufacturing industry in 1996 and holds honorary degrees at both Loughborough and Derby Universities. In 1995 he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London.

For further information:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited (Reg No 1936/008963/06)
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Mobile +27 (0)83 235 2973
andre.oberholzer@sappi.com

Brunswick Group LLP
Roderick Cameron
Nonhlanhla Kumalo
Tel +27 (0) 11 268 5750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2006

SAPPI LIMITED,
by
/s/ D.J. O'Connor
Name: D.J. O'Connor Title: Group Secretary